Robovet Corporation

Balance Sheet Comparison

As of December 31, 2023

	TOTAL			
	AS OF DEC 31, 2023	AS OF DEC 31, 2022 (PY)	CHANGE	% CHANGE
ASSETS				
Current Assets				
Bank Accounts				
1010 Robovet EagleBank Biz Checking-2099	29,507.48	37,389.27	-7,881.79	-21.08 %
Total Bank Accounts	**$29,507.48**	**$37,389.27**	**$ -7,881.79**	**-21.08 %**
Other Current Assets				
1100 Prepaid Expenses	0.00	0.00	0.00	
1240 Other Receivables	0.00	0.00	0.00	
Total Other Current Assets	**$0.00**	**$0.00**	**$0.00**	**0.00%**
Total Current Assets	**$29,507.48**	**$37,389.27**	**$ -7,881.79**	**-21.08 %**
TOTAL ASSETS	**$29,507.48**	**$37,389.27**	**$ -7,881.79**	**-21.08 %**
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
2000 Accounts Payable	9,292.50	9,027.50	265.00	2.94 %
Total Accounts Payable	**$9,292.50**	**$9,027.50**	**$265.00**	**2.94 %**
Total Current Liabilities	**$9,292.50**	**$9,027.50**	**$265.00**	**2.94 %**
Long-Term Liabilities				
2910 Loan from WMP	0.00	0.00	0.00	
Total Long-Term Liabilities	**$0.00**	**$0.00**	**$0.00**	**0.00%**
Total Liabilities	**$9,292.50**	**$9,027.50**	**$265.00**	**2.94 %**
Equity				
3020 Common Stock	174.00	174.00	0.00	0.00 %
3000 Founders contribution	20.00	20.00	0.00	0.00 %
Total 3020 Common Stock	**194.00**	**194.00**	**0.00**	**0.00 %**
3030 Additional Paid In Capital				
3033 APIC-SAFE	197,704.00	197,704.00	0.00	0.00 %
Total 3030 Additional Paid In Capital	**197,704.00**	**197,704.00**	**0.00**	**0.00 %**
3900 Retained Earnings	-169,536.23	-150,139.23	-19,397.00	-12.92 %
Net Income	-8,146.79	-19,397.00	11,250.21	58.00 %
Total Equity	**$20,214.98**	**$28,361.77**	**$ -8,146.79**	**-28.72 %**
TOTAL LIABILITIES AND EQUITY	**$29,507.48**	**$37,389.27**	**$ -7,881.79**	**-21.08 %**